January 6, 2011

Mr. Kenneth E. Cruse
Chief Financial Officer
Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350
Aliso Viejo, California 92656

      Re: Sunstone Hotel Investors, Inc.
             Form 10-K for the year ended December 31, 2009
             Filed on February 23, 2010
             File No. 001-32319

Dear Mr. Kenneth E. Cruse:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Yolanda Crittendon
                        Staff Accountant